[redacted]

06004143

BB 3/11

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 8 2006
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

A/B 3/30

SEC FILE NUMBER
8-66861[redacted]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 10, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Capital Markets LLC
(A Wholly-owned Subsidiary of LFCM Holdings LLC)
[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Rosenberg — 212-632-2689
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

AFFIRMATION

We, William B. Rosenberg and James C. Kinsgbery, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Lazard Capital Markets LLC (the "Company") for the year ended December 31, 2005 are true and correct and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

March 2, 2006

William B. Rosenberg — Date
Chief Financial Officer

March 2, 2006

James C. Kingsbery — Date
Chief Executive Officer

Subscribed and sworn
to before me this 2 nd
day of March 2006

Notary Public

JUDITH A. GOLDWATER
Notary Public, State of New York
No. 01GO6136881
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires 11/14/2009

LAZARD CAPITAL MARKETS LLC
(A WHOLLY-OWNED SUBSIDIARY OF LFCM HOLDINGS LLC)
(S.E.C. I.D. No. 8-66861BD)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To Lazard Capital Markets LLC:

We have audited the accompanying statement of financial condition of Lazard Capital Markets LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Lazard Capital Markets LLC at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

March 2, 2006

LAZARD CAPITAL MARKETS LLC
(A Wholly-owned Subsidiary of LFCM Holdings LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005
(In Thousands)

ASSETS	
CASH	$ 7,879
CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES	13,400
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	159,500
SECURITIES BORROWED	724,077
SECURITIES OWNED	
At market value:	
U.S. Government and agency (including securities pledged as collateral of $117,551)	140,459
Equities	17,320
Corporate Bonds	16,094
Total	173,873
RECEIVABLE FROM CUSTOMERS	30,570
RECEIVABLE FROM BROKERS AND DEALERS	12,670
OTHER ASSETS	14,617
TOTAL ASSETS	$ 1,136,586

See notes to financial statements.

LIABILITIES AND MEMBER'S EQUITY	
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE	$ 115,253
SECURITIES LOANED	678,764
SECURITIES SOLD BUT NOT YET PURCHASED	
At market value:	
U.S. Government and agency securities	82,045
Equities	19,287
Corporate Bonds	18,465
Total	119,797
PAYABLE TO CUSTOMERS	31,583
PAYABLE TO BROKERS AND DEALERS	6,054
OTHER LIABILITIES	42,585
TOTAL LIABILITIES	994,036
COMMITMENTS AND CONTINGENCIES (Note 9)	
MEMBER'S EQUITY	142,550
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,136,586

(Dollars In Thousands)**

1. ORGANIZATION

Lazard Capital Markets LLC (the "Company") is a Delaware limited liability company formed on January 31, 2005. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is wholly-owned by LFCM Holdings LLC, a Delaware limited liability company (the "Member" or "LFCM Holdings"). Services provided by the Company include securities brokerage, trading, underwriting, securities clearance and settlement services. No operating activity occurred in the Company during the period January 31, 2005 to May 9, 2005.

On May 10, 2005, Lazard Group LLC, a Delaware limited liability company which was previously named Lazard LLC ("Lazard Group"), effected a restructuring of its businesses and, as a part of such restructuring, transferred certain of its businesses to LFCM Holdings (the "Separation"). The Separation was effected pursuant to a master separation agreement by and among Lazard Ltd ("Lazard Ltd"), a Bermuda company and the parent company of Lazard Group, LAZ-MD Holdings LLC ("LAZ-MD Holdings"), a Delaware limited liability company that holds interests in Lazard Group and LFCM Holdings. In accordance with the provisions of such master separation agreement and through a series of transactions the capital markets-related assets and liabilities of Lazard Frères & Co. LLC ("LF&Co."), a New York limited liability company and a wholly-owned subsidiary of Lazard Group, were transferred to the Company on May 10, 2005, at which time the Company commenced its business activities. After these transfers and contributions, Lazard Group distributed all of the limited liability company interests in LFCM Holdings to LAZ-MD Holdings, which then distributed all such interests to members of LAZ-MD Holdings, who consist of the then current and certain former managing directors of the businesses of Lazard Group.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates - The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions regarding certain trading inventory valuations, compensation liabilities, litigation and other matters that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ materially from those estimates.

Cash and Securities Segregated For Regulatory Purposes - At December 31, 2005, cash of $13,300 was deposited in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. There were no securities segregated for regulatory purposes at December 31, 2005.

The Company follows the guidance prescribed in the SEC No-Action Letter regarding Proprietary Accounts of Introducing Brokers and Dealers, dated November 3, 1998, including all supplemental

interpretations there under (the "Letter"), which allows an introducing broker-dealer to include assets in their proprietary account maintained by the Company as an allowable asset in their net capital computation, provided the Company establishes a separate reserve account for such assets in accordance with Rule 15c3-3 and both parties enter into a written agreement in accordance with the Letter setting forth their mutual understanding that such an account constitutes a "proprietary account of an introducing broker" (PAIB).

At December 31, 2005, $100 in cash has been segregated in special reserve accounts for the exclusive benefit of PAIB.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These agreements are carried at the amounts at which the securities will be subsequently resold or repurchased plus accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

Securities sold under agreements to repurchase and securities purchased under agreements to resell with the same counterparty are reported net by the counterparty in accordance with Financial Accounting Standards Board ("FASB") Financial Interpretation No. ("FIN") 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.*

Securities Owned and Securities Sold But Not Yet Purchased - Securities owned and securities sold but not yet purchased are stated at quoted market values with realized and unrealized trading and investment gains and losses reflected in trading gains, net of losses. Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Securities Borrowed and Securities Loaned - Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral recalled, when deemed appropriate.

Collateral - The Company accepts and pledges collateral in secured financing and securities borrowing and lending transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the market value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged and requests additional collateral where deemed appropriate.

Collateral accepted under reverse repurchase agreements, securities lending agreements and margin loans is used to cover short positions, to enter into secured financing transactions and to satisfy reserve requirements under Securities Exchange Commission ("SEC") Rule 15c3-3. At December 31, 2005, the market value of collateral accepted under reverse repurchase agreements, in securities borrowed transactions and for customer margin loans was $875,298 of which $652,663 was sold or repledged.

Customer Transactions - Customer securities transactions are recorded on a settlement date basis with the related commissions recorded on a trade date basis. Receivable from and payable to customers include amounts due on cash and margin transactions. These receivables and payables are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Receivable from and Payable to Brokers and Dealers - Receivable from brokers and dealers primarily consist of underwriting receivables and securities failed to deliver. Payable to brokers and dealers primarily consist of securities failed to receive and securities transactions for which settlement date has not yet arrived. Receivable from and payable to brokers and dealers are short-term in nature, and accordingly, their carrying amount is a reasonable estimate of fair value.

Other Liabilities - Other liabilities primarily include compensation and benefits-related accruals.

Revenue Recognition

Commissions - Commissions charged for executing customer transactions are accrued on a trade date basis.

Trading Gains, net of Losses - Changes in the fair value (i.e., unrealized gains and losses) of securities owned and securities sold, but not yet purchased are recognized in trading gains and losses in the current period. Realized gains and losses and any related interest amounts are included in trading gains and losses, net and interest income and interest expense, respectively, depending on the nature of the instrument. Trading gains and losses are recorded on a trade date basis.

Underwriting - Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable and represents fees earned, net of estimated transaction related expenses including finders fees if any, on primary offerings of debt and equity securities. Transaction related expenses, which are directly related to such transactions and billable to clients, are deferred to match revenue recognition. There are no deferred expenses in the Statement of Financial Condition as of December 31, 2005.

3. RELATED PARTY TRANSACTIONS

In connection with the Separation, LFCM Holdings and its subsidiaries (including the Company) entered into several agreements in addition to the master separation agreement that regulate its relationships with Lazard Ltd, Lazard Group and LAZ-MD Holdings. Under these agreements, the Company is entitled to receive a share of the revenue on transactions referred to Lazard Group and are obligated to share revenues on transactions referred to the Company. At December 31, 2005 the total amount payable was $6,424 and is included in other liabilities on the Statement of Financial Condition.

The business alliance agreement also provides that LF&Co. and its wholly-owned subsidiary, Lazard Asset Management Securities LLC, a Delaware limited liability company ("LAM Securities"), will introduce execution and settlement transactions to the Company. In accordance with such arrangement, the Company and LAM Securities have entered into a clearing agreement pursuant to which the Company carries and clears brokerage transactions for LAM Securities' customers on a fully disclosed basis. The Company provides clearance and other related services to LAM Securities on a charge per trade basis.

Pursuant to a license agreement by and among LF&Co. and certain of its affiliates and LFCM Holdings, in general, LFCM Holdings is permitted to use the "Lazard" name to the extent that this name was used by Lazard Group's businesses that were transferred to LFCM Holdings prior to the Separation. In

consideration for this license, LFCM Holdings is currently obligated to pay the licensors an annual fee, in advance, by no later than January 15th of each year.

Pursuant to an administrative services agreement by and among Lazard Group, LAZ-MD Holdings and LFCM Holdings, Lazard Group provides to LFCM Holdings and its subsidiaries (including the Company), and LFCM Holdings and its subsidiaries (including the Company) provides to Lazard Group, certain administrative and support services, and charges for such services based primarily on a cost allocation methodology. As of December 31, 2005 the amount payable was $406. This payable is included in other liabilities on the Statement of Financial Condition.

Pursuant to an agreement with LFCM Holdings certain administrative expenses incurred by the Company are subject to reimbursement by LFCM Holdings. At December 31, 2005 the total amount receivable was $500 and is included in other assets on the Statement of Financial Condition.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS

At December 31, 2005, amounts receivable from and payable to brokers and dealers included:

Receivable:	
Brokers, dealers and clearing organizations	$ 8,099
Securities failed to deliver	4,571
	$ 12,670
Payable:	
Securities failed to receive	$ 2,151
Securities transactions for which settlement date has not arrived, net	3,902
Proprietary accounts of introducing brokers	1
	$ 6,054

5. AMOUNTS TRANSFERRED ON COMMENCEMENT OF OPERATIONS

On May 10, 2005 LFCM Holdings LLC transferred the capital markets operations, including assets of $1,568,157 and liabilities of $1,420,583 to the Company. In addition to the $26,531 of cash, the non-cash portion of the transfer is presented in the following table:

Non- Cash Capital Contribution

Assets:		
Cash segregated for regulatory purposes	$	22,100
Securities purchased under agreements to resell		74,890
Securities owned, at market value		126,221
Securities borrowed		924,798
Receivable from customers		52,315
Receivable from brokers and dealers		329,216
Other Assets		12,086
Total	$	1,541,626
Liabilities:		
Securities sold under agreements to repurchase	$	78,923
Securities sold but not yet purchased, at market value		113,558
Securities loaned		865,023
Payable to customers		35,812
Payable to brokers and dealers		312,437
Other liabilities		14,830
Total	$	1,420,583

6. EXCHANGE MEMBERSHIPS

The Company maintains memberships on various exchanges in the United States. The Company's carrying value of its exchange seats is $80 with a related market value of approximately $3,799 at December 31, 2005. Exchange memberships are included in other assets on the Statement of Financial Condition.

On February 28, 2006 the Securities and Exchange Commission has approved the NYSE merger with Archipelago ("NYSE Merger"). Upon the effectiveness of the merger, the Company will exchange its seat for a combination of cash and securities, and will no longer have a seat on the NYSE. In the place of a seat, the Company will utilize "seat licenses". Pursuant to a NYSE auction conducted in January 2006, the Company acquired a seat license.

7. TRADING ACTIVITIES AND RELATED RISK

The Company's trading activities include providing securities brokerage and underwriting services. Trading activities are primarily related to proprietary positions taken by the Company based on expectations of future market movements and conditions as well as to facilitate client order flow.

Market Risk - Market risk is the potential that a security's value could change by fluctuations in interest, credit spreads, or equity price risk. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The following discussion describes the types of market risk faced by the Company:

Interest Rate Risk - Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments, primarily the Company's securities owned and securities sold but not yet purchased.

Currency Risk - Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments.

Equity Price Risk - Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities. The Company is subject to equity price risk primarily in securities owned and securities sold but not yet purchased.

Credit Risk - The Company is exposed to the risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed insufficient or worthless. The Company has established policies and procedures for mitigating credit risk on principal transactions, including establishing and reviewing limits for credit exposure, maintaining collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of securities transactions includes the purchase and sale of securities by the Company, which may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk - The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 31, 2005, the Company's most significant concentration of credit risk was with the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure primarily results from securities owned that are issued by the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agency securities as collateral for resale agreements and securities borrowed transactions. The Company's direct exposure on these transactions is with the counterparty; thus, the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default.

Off-Balance Sheet Risks - The Company may be exposed to a risk of loss not reflected on the Statement of Financial Condition for securities sold, not yet purchased, should the value of such securities rise.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. Counterparties include customers who are generally

institutional investors and brokers and dealers that are members of major exchanges. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary.

It is the Company's policy to take possession of securities purchased under agreements to resell and securities borrowed. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral. In connection with securities sold under agreements to repurchase, the Company monitors the market value of assets delivered to ensure that the collateral value is not excessive as compared to the amount at which securities will be subsequently repurchased.

8. EMPLOYEE BENEFIT PLANS

Effective August 1, 2005 the Company established a Post Retirement Medical ("PRM") program for the employees of the Company. An employee will participate only to the extent they meet the eligibility requirements set out in the program other than certain eligible employees that were "grandfathered" into, and remained in, LF&Co.'s PRM program. Subsequent to the Separation, the Company has recorded a liability of $1,002 for its share of its obligation under the PRM with a corresponding receivable from LF&Co.

The Defined Contribution Plan (the "401(k) Plan") for employees, which was established under the LF&Co. plan until December 31, 2005, has an employer match to participant pre-tax contributions. The Company will match 100% of pre-tax employee contributions to the 401(k) Plan, excluding catch up contributions, up to 4% of eligible compensation. Participants will be 100% vested in all employer-matching contributions after three years of service (with full credit of prior service with Lazard Group). A separate defined contribution plan was established for the Company on January 1, 2006.

9. COMMITMENTS AND CONTINGENCIES

The Company leases office space under an agreement with LF&Co. which expires on May 30, 2012. Occupancy lease agreements, in addition to base rentals, generally are subject to escalation based on certain costs incurred by the landlord. Minimum rental commitments under the lease are as follows:

December, 31	Minimum Rental Commitments
2006	1,672
2007	1,684
2008	1,702
2009	1,725
Thereafter	4,504
Total	$ 11,287

Other Commitments - The Company has certain contractual agreements that require future payments of $750 for the year ended December 31, 2006. Such agreements are cancelable under certain circumstances.

Guarantees - FASB FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements should certain conditions exist.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

Legal – The Company's business, as well as the financial services industry generally, is subject to extensive regulation. In the normal course of business, the Company is involved in a number of judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of its business. Pursuant to its separation agreement with Lazard Group, the Company has also agreed to assume or indemnify Lazard Group for claims or actions arising from the conduct of the capital markets business that Lazard Group contributed to the Company. Except as set forth below, management believes, based on current available information and after consultation with legal counsel, that the results of such matters, in the aggregate, will not have a material adverse effect on the Company's financial condition but might be material to its operating results for any particular period, depending upon the operating results for such period.

Lazard Group or the Company have received requests for information from the NASD as part of what is understood to be an industry wide investigation and additional requests from the NASD, SEC and the U.S. Attorney's Office for the District of Massachusetts seeking information relating to gifts, gratuities and entertainment provided to clients. These requests appear to be focused primarily on Lazard Group's former capital markets business, which business was transferred to the Company as a part of the separation. As part of the separation agreement, Lazard Group may assume control of the defense of these investigations, and has the right to settle any matters on the Company's behalf that might arise out of these investigations without the prior consent of the Company. These investigations are ongoing and the Company cannot predict their potential outcomes or range of loss related to them, which outcomes, if any, could include censure, fines, the issuance of cease and desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees. Accordingly, the Company has not recorded an accrual for losses related to such matter. The Company intends to continue to fully cooperate in these inquiries.

10. REGULATORY AUTHORITIES

As a U.S. registered broker-dealer the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the minimum required net capital, as defined, shall be 2% of aggregate debit items arising from customer transactions or $1,500, whichever is greater. At December 31, 2005, the company's regulatory net capital of $105,199 was 323% of aggregate debit items, and its regulatory net capital in excess of the minimum was $103,699.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at market value or contracted amounts, which approximate market value.

Securities owned and securities sold, but not yet purchased, are carried at market value which is generally based on quoted market prices. If quoted market prices are not available, market value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term collateralized receivables, including reverse repurchase agreements, securities borrowed and certain other receivables. Similarly, the Company's short-term liabilities pursuant to securities sold under agreements to repurchase, securities loaned and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

12. UNINCORPORATED BUSINESS TAX

New York City Unincorporated Business Tax ("UBT") is attributable to the operations of the Company. Pursuant to an agreement with LFCM Holdings, the Company records the UBT liability and provision resulting from the Company's operations and remits such amount in settlement of the LFCM Holdings' UBT liability.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 2, 2006

Lazard Capital Markets LLC
30 Rockefeller Center
New York, NY 10020

In planning and performing our audit of the financial statements of Lazard Capital Markets LLC (the "Company") for the period May 10, 2005, (commencement of operations), to December 31, 2005 (on which we issued our report dated March2, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including the Company's control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the management committee, the member, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP